Exhibit 10

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 13, 2019 relating to the consolidated financial statements of New Gold Inc. and subsidiaries (“New Gold Inc.”) and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this annual report on Form 40-F of New Gold Inc. for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2019